Exhibit 8.1

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 18, 2016

Board of Directors

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

Re:	Merger of Maine and Delaware Corporations

Ladies and Gentlemen:

Bar Harbor Bankshares, a Maine corporation (“BHB”), has requested our opinion as to certain federal income tax consequences of a transaction (the “Reorganization”) in which Lake Sunapee Bank Group, a Delaware corporation (“LSBG”) will merge with and into BHB, pursuant to an Agreement and Plan of Merger (“Agreement”) entered into by BHB and LSBG, as of May 5, 2016.1 Specifically, BHB has requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).2

In rendering this opinion, we have examined (1) the Agreement, (2) the Joint Proxy Statement/Prospectus of BHB and LSBG regarding the Reorganization (“Proxy Statement”) that was furnished in connection with the solicitation, by the members of BHB’s Board of Directors, of proxies for use at a special meeting of BHB’s shareholders, and the solicitation, by the members of LSBG’s Board of Directors, of proxies for use at a special meeting of LSBG’s shareholders,and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of BHB and LSBG (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the

[1]	Each of LSBG and BHB is sometimes referred to herein as a “Company” and collectively as the “Companies.”
[2]

All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

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August 18, 2016

Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the reviewed Documents and the Representations of officers of the Companies, and conditioned on (i) those Representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1. The Reorganization will be a tax-free reorganization under section 368(a) of the Code, and LSBG and BHB will each be a party to a reorganization under section 368(b) of the Code.

2. No gain or loss will be recognized by BHB or LSBG as a result of the merger.

3. No gain or loss will be recognized by a LSBG stockholder on the exchange of shares of LSBG common stock for shares of BHB common stock, except to the extent the stockholder receives cash in lieu of a fractional share of BHB common stock.

4. The aggregate tax basis in BHB common stock received by a LSBG stockholder pursuant to the merger will equal that stockholder’s aggregate basis in the shares of LSBG common stock being exchanged, reduced by any amount allocable to a fractional share of BHB common stock for which cash is received.

5. The holding period of BHB common stock received by a LSBG stockholder in the merger will include the holding period of the shares of LSBG common stock being exchanged, provided those shares of LSBG common stock were held as capital assets on the date of the Reorganization.

6. A LSBG stockholder who receives cash in lieu of a fractional share of BHB common stock will be treated as having received that fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by BHB. Provided a LSBG stockholder held shares of LSBG common stock as capital assets on the date of the Reorganization, such LSBG stockholder will generally recognize capital gain or loss on such a

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August 18, 2016

deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the LSBG common stock was held for more than one year.

In the event that a LSBG stockholder has shares of common stock acquired at different times or with differing tax bases, the determination of basis, gains and losses, and holding periods will need to be made separately with respect to each such share (or block of shares) exchanged by such stockholder in the Reorganization.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith), or the tax considerations with respect to certain LSBG stockholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, stockholders who do not own LSBG shares as capital assets, and stockholders who acquired their shares of LSBG common stock pursuant to the exercise of LSBG options or otherwise as compensation.

This opinion is furnished to you solely for use in connection with BHB’s Registration Statement on Form S-4 and may not be used, circulated, quoted, published or otherwise referred to for any other purpose without our prior express written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP